FARMMI, INC.

Fl 1, Building No. 1, 888 Tianning Street, Liandu District

Lishui, Zhejiang Province

People’s Republic of China 323000

September 17, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Farmmi, Inc. (CIK 0001701261)
Registration Statement on Form F-3 File No. 333-290193 Request for Acceleration of Effective Date

Dear Sir or Madam:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Farmmi, Inc. (the “Registrant”) hereby requests that the effective date of the above-referenced registration statement be accelerated so that it will be declared effective at 4:30 p.m., Eastern Time, on September 19, 2025, or as soon as practicable thereafter.

The Registrant respectfully requests that it be notified of such effectiveness by a telephone call to Anthony W. Basch of Kaufman & Canoles, P.C. at (804) 771.5725 and that such effectiveness also be confirmed in writing.

Very truly yours,

FARMMI, INC.

By:	/s/ Yefang Zhang
Yefang Zhang
Chief Executive Officer